Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: sdoney@caneclark.com

July 21, 2005

Mara L. Ransom
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission

RE:         Becoming Art, Inc.
Information Statement Pursuant to Section 14(f) of the Securities
and Exchange Act of 1934 and Rule 14f-1 thereunder
Filed: July 8, 2005
File No. 5-80672

Dear Ms. Ransom:

We write on behalf of Becoming Art, Inc. (the “Company”) in response to your letter of July 18, 2005 regarding the above-referenced Information Statement on Form 14F-1 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a First Amended Information Statement on Form 14F-1 (the “First Amended 14F-1"). We enclose with this letter a copy of the First Amended 14F-1, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Schedule 14F-1

Voting Securities and Principal Shareholders

1.
In the second paragraph under “Voting Securities of the Company,” you indicate that additional shares will be issued pursuant to the CBC Agreement, however, you do not indicate the amount. Please revise.

The Company revised the 14F-1 to indicate, among other things, the amount of shares expected to be issued in the CBC Merger Agreement.

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Illinois, and Wisconsin State Bars ~Nevada

2.
In the discussion that appears under “Security Ownership of Certain Beneficial Owners and Management,” you provide the information as of June 28th, reflecting a date before completion of the merger, however you do not indicate the total number of shares outstanding as of such date so that readers may discern how you are arriving at the percentages you disclose. Please revise.

The Company revised the disclosure to reflect the amount of shares issued and outstanding as of June 28, 2005.

3.
Further, in the table reflecting beneficial ownership information as to June 29, 2005, you indicate in footnote 2 that this amount includes shares held by prior officers and directors which are still outstanding. Are these the same shares that are subject to cancellation, pending satisfaction of certain contingencies? If so, please revise to disclose this and explain what those contingencies are so that readers can appreciate how much longer those shares are expected to be outstanding.

The Company revised the disclosure to explain that the 7,000,000 shares are those held in escrow belonging to Mr. Mike Hanson and Mr. Clark McFadden, which are expected to be cancelled upon effectiveness of the CBC Merger Agreement.

4.
We note that some of your shareholders, including your officers and directors that have recently resigned, beneficially owned greater than 5% of your common stock prior to surrendering these shares. Our records indicate, however, that none of these persons has filed beneficial ownership reports on Schedule 13D or 13G pursuant to Section 13(d) and 13(g) of the Exchange Act of 1934 and Rule 13d-1. Please advise.

The shareholders neglected to submit these filings, but have recently expressed their intent to correct the oversight and have stated that they will be filing the required Form 3s and Schedule 13Ds.

Form 8-K Filed on July 5, 2005

5.
We note that this document was originally filed pursuant to Item 1.01 of Form 8-K and was subsequently amended on July 8, 2005 to include disclosure required pursuant to Item 9.01. It appears that Items 3.02 and 5.01 to Form 8-K are also applicable to this change of control transaction. Please revise to file an amended Form 8-K reflecting these additional items and the related disclosure, or tell us why you believe those items are not applicable to this transaction.

The Company notes that the information required by Items 3.02 and 5.01 were included in its report under Item 1.01 and the reviewed 14f filing; however it has recently filed a second amended 8-K that includes these disclosures specifically under Items 3.02 and 5.01, as requested.

Very truly yours,
CANE CLARK, LLP

/s/  Kyleen Elisabeth Cane
Kyleen Elisabeth Cane, Esq.